EXHIBIT 99.1

Profound Medical’s PRO-Talk Live! Event Features the Present and Future of TULSA

- Educational event for physicians by physicians; participants heard from an esteemed panel of experts, innovators, and guest speakers -

- Global medtech leaders, Siemens Healthineers and Cook Medical, shared their common vision with Profound of creating a total diagnostic and interventional MR solution for prostate disease -

TORONTO, Sept. 16, 2024 (GLOBE NEWSWIRE) -- Profound Medical Corp. (NASDAQ:PROF; TSX:PRN) (“Profound” or the “Company”), a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue, was pleased to host its second ‘PRO-Talk Live!’ event in Las Vegas this past Saturday, September 14, 2024.

With 70 physicians participating, 31 of whom being existing TULSA-PRO® users and the other 39 being potential users, the program featured presentations on TULSA-PRO® and its unrivalled flexibility to treat a wide variety of prostate disease patients from key opinion leaders who have gained first-hand experience with the technology. In addition, members of Profound’s management team provided clinical, technology and commercial updates, with a focus on the future of TULSA-PRO®. Finally, participants heard from representatives of two leading global medical technology companies, Siemens Healthineers and Cook Medical, who discussed their shared common vision with Profound of creating a total magnetic resonance (“MR”) solution to support the Modern Treatment Pathway that allows for more accurate and precise prostate disease diagnosis, the TULSA Procedure, and follow-up.

The PRO-Talk Live! physician speakers included:

  Joseph J. Busch, Jr., M.D., a board-certified Radiologist specializing in Interventional and Diagnostic Radiology at the Busch Center in Alpharetta, Georgia. With over 40 years of experience, Dr. Busch leads the charge in diagnostic and interventional treatment options for prostate issues, particularly Benign Prostatic Hyperplasia (BPH) and Prostate Cancer.
  Y. Mark Hong, M.D., F.A.C.S., a distinguished urologist and one of the world’s first board-certified specialists to complete a fellowship in Integrative Medicine. An expert in minimally invasive surgery, Dr. Hong has been published in nearly every major international urological journal, having authored publications ranging from prostate cancer detection to healthcare policy.
  Laurence Klotz, M.D., FRCSC, an esteemed urologist and professor of surgery at the University of Toronto and the Sunnybrook Chair of Prostate Cancer Research. As a pioneering figure in the field of urology, with over 550 peer-reviewed publications and numerous prestigious awards along the way, Dr. Klotz has made a significant impact on the advancement of prostate cancer treatment throughout his career.
  Xiaosong Meng, M.D., Ph.D., an Assistant Professor in the Department of Urology at UT Southwestern Medical Center. Dr. Meng’s clinical interests include prostate cancer and focal therapy for prostate cancer, kidney cancer, testicular cancer, and bladder cancer.
  Ram A. Pathak, M.D., an Assistant Professor in the Department of Urology at Mayo Clinic Florida. Dr. Pathak specializes in Urologic Oncology and has special interests in the diagnosis and management of prostate cancer.
  Peter A. Pinto, M.D., a board certified urologic surgeon and Tenure Track Principal Investigator, Senior Surgeon, Head of the Prostate Cancer Section, and Fellowship Director in the Urologic Oncology Branch, National Cancer Institute, National Institutes of Health, Bethesda, MD. Dr. Pinto is nationally and internationally recognized as an expert in the minimally invasive treatment of urologic cancers, specializing in laparoscopic and robotic surgery for prostate, kidney, bladder, and testicular cancer. His research goals focus on developing novel diagnostic and treatment modalities for localized and locally advanced prostate cancer.
  Preston C. Sprenkle, M.D., an Assistant Professor of Urology at Yale University, specializing in the treatment of urologic cancers, primarily prostate cancer, as well as kidney cancer, bladder cancer, and testicular cancer. Dr. Sprenkle has dedicated his career to using the latest technologies to improve prostate cancer diagnosis and treatment that minimizes the impact on a man's quality of life.
  Steven Sukin, M.D., a board-certified urologist at Texas Urology Specialists. With over 15 years of experience, Dr. Sukin has performed over 1,200 robotic cases, including radical prostatectomies, nephrectomies, partial nephrectomies, pyeloplasties, and adrenal procedures.

Highlighting the advancement of an integrated, MR-centric approach for prostate cancer patients:

  Siemens Healthineers presented on its game-changing MAGNETOM Free.Max MR scanner. As previously announced, Profound and Siemens Healthineers have entered into a non-exclusive collaboration aimed at laying the groundwork for the marketing of a complete therapeutics solution, combining the TULSA-PRO® system with the MAGNETOM Free.Max.
  Pete Polverini, Vice President of Cook Medical’s Interventional MRI division, sat down for a conversation with Profound’s Chief Commercial Officer, Abbey Goodman, to discuss Cook’s development of a turnkey interventional MRI (iMRI) suite.

“This past weekend’s PRO-Talk Live! event brought together both experienced and potential physician users for a day of face-to-face presentations and discussions, many of which highlighted TULSA’s clinical use across the entire prostate disease spectrum,” said Arun Menawat, Profound’s CEO and Chairman. “Quite frankly, education by existing users is a great way to market to future users, and TULSA is an ideal product for that strategy.”

“Importantly, as awareness and adoption of TULSA continues to grow, and we make final preparations for the permanent CPT® Category 1 codes for the procedure going into effect at the beginning of 2025, expanding physician and patient access will be a very important driver of our success,” added Dr. Menawat. “To that end, we were thrilled that two global leaders like Siemens Healthineers and Cook Medical were able to share their respective visions for incorporating TULSA-PRO® and their own products and technologies into a total diagnostic and interventional MR solution that can streamline workflow; optimize cost of care; and most importantly, improve the treatment experience for urologists and their prostate disease patients.”

About Profound Medical Corp.

Profound is a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue.

Profound is commercializing TULSA-PRO®, a technology that combines real-time MRI, robotically-driven transurethral ultrasound and closed-loop temperature feedback control. The TULSA procedure, performed using the TULSA-PRO® system, has the potential of becoming a mainstream treatment modality across the entire prostate disease spectrum; ranging from low-, intermediate-, or high-risk prostate cancer; to hybrid patients suffering from both prostate cancer and benign prostatic hyperplasia (“BPH”); to men with BPH only; and also, to patients requiring salvage therapy for radio-recurrent localized prostate cancer. TULSA employs real-time MR guidance for pixel-by-pixel precision to preserve prostate disease patients’ urinary continence and sexual function, while killing the targeted prostate tissue via a precise sound absorption technology that gently heats it to kill temperature (55-57°C). TULSA is an incision- and radiation-free “one-and-done” procedure performed in a single session that takes a few hours. Virtually all prostate shapes and sizes can be safely, effectively, and efficiently treated with TULSA. There is no bleeding associated with the procedure; no hospital stay is required; and most TULSA patients report quick recovery to their normal routine. TULSA-PRO® is CE marked, Health Canada approved, and 510(k) cleared by the U.S. Food and Drug Administration (“FDA”).

Profound is also commercializing Sonalleve®, an innovative therapeutic platform that is CE marked for the treatment of uterine fibroids and palliative pain treatment of bone metastases. Sonalleve® has also been approved by the China National Medical Products Administration for the non-invasive treatment of uterine fibroids and has FDA approval under a Humanitarian Device Exemption for the treatment of osteoid osteoma. The Company is in the early stages of exploring additional potential treatment markets for Sonalleve® where the technology has been shown to have clinical application, such as non-invasive ablation of abdominal cancers and hyperthermia for cancer therapy.

Forward-Looking Statements

This release includes forward-looking statements regarding Profound and its business which may include, but is not limited to, the expectations regarding the efficacy of Profound’s technology in the treatment of prostate cancer, BPH, uterine fibroids, palliative pain treatment and osteoid osteoma; and the success of Profound’s U.S. commercialization strategy and activities for TULSA-PRO®. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of the management of Profound. The forward-looking events and circumstances discussed in this release, may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting the Company, including risks regarding the medical device industry, regulatory approvals, reimbursement, economic factors, the equity markets generally and risks associated with growth and competition. Although Profound has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Profound undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, other than as required by law.

For further information, please contact:

Stephen Kilmer
Investor Relations
skilmer@profoundmedical.com
T: 647.872.4849